November 25, 2013

VIA EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Wolverine World Wide, Inc.
Form 10-K for the Year Ended December 29, 2012
Filed February 27, 2013
File No. 001-06024

Dear Ms. Jenkins:

This is a response to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated November 18, 2013, regarding the Form 10-K for the fiscal year ended December 29, 2012 filed by Wolverine World Wide, Inc. (the “Company,” “Wolverine,” “we” or “us”), on February 27, 2013 (the “Form 10-K”) and the Form 10-Q for the period ended September 7, 2013 filed on October 17, 2013 (the "Form 10-Q"). Each of the Staff's comments are set forth below, followed by the Company's corresponding response.

Form 10-K for the Year Ended December 29, 2012

Financial Statements

Consolidated Balance Sheets, page A-1

1.	Please present goodwill separately from indefinite-lived intangibles on your balance sheet in future filings. Refer to ASC 350-20-45-1 and ASC 350-30-45-1.

Response:

In future filings, we will present the amount of goodwill separately from the amount of indefinite-lived intangibles on our balance sheet in accordance with ASC 350-20-45-1 and ASC 350-30-45-1.

2.
In future filings, please separately disclose, either on your balance sheet or in your footnotes, any elements of other accrued liabilities that exceed 5 percent of total current liabilities. Refer to Rule 5-02(20) of Regulation S-X. Please show us supplementally your revised disclosures, if applicable.

Response:

As of December 29, 2012, there were no individual elements within accrued liabilities that exceeded 5 percent of total current liabilities. In accordance with Rule 5-02(20) of Regulation S-X, we will continue to evaluate the balance of the other accrued liabilities line item and if necessary, separately disclose in future filings any elements that exceed 5 percent of total current liabilities.

WOLVERINE WORLD WIDE, Inc.
wolverineworldwide.com
9341 Courtland Drive NE Rockford MI 49351 T 616 866 5500

Ms. Tia L. Jenkins
Securities and Exchange Commission
November 25, 2013

Form 10-Q for the Period Ended September 7, 2013

General

3.	Please address the comments above in your interim filings, as applicable.

Response:

In future interim filings, we will present the amount of goodwill separately from the amount of indefinite-lived intangibles on our balance sheet. On an interim basis, we will continue to separately disclose any balance sheet caption exceeding 10 percent of total assets in accordance with Rule 10-01(a)(2) of Regulation S-X.

Financial Statements

Note 15. Subsidiary Guarantors of the Notes, page 19

4.	Please disclose, if true, that each of your guarantor subsidiaries are 100% owned as defined in Rule 3-10(h) of Regulation S-X.

Response:

Each of our guarantor subsidiaries is 100% owned as defined in Rule 3-10(h) of Regulation S-X. We had previously disclosed that our guarantor subsidiaries are "wholly-owned". We will change our footnote disclosure in all future periodic filings to state that such guarantor subsidiaries are "100% owned subsidiaries".

As requested in the Staff's letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or further comments with respect to the Form 10-K or Form 10-Q, please direct them to me by phone at 616-863-4404 or by email at don.grimes@wwwinc.com.

Sincerely,

/s/ Donald T. Grimes
Donald T. Grimes
Senior Vice President, Chief Financial Officer and Treasurer